	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549	OMB APPROVAL
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FORM 25 NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-12295

                                               Genesis Energy, L.P. – NYSE Amex LLC___________________    _
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                  919 Milam, Suite 2100, Houston, Texas 77002             (713)-860-2500
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

                   Common Units representing limited partner interests
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

 ☐    17 CFR 240.12d2-2(a)(1)

 ☐    17 CFR 240.12d2-2(a)(2)

 ☐    17 CFR 240.12d2-2(a)(3)

 ☐    17 CFR 240.12d2-2(a)(4)

 ☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

 ☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR
240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Genesis Energy, L.P. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 14, 2010                                                   By /s/ Robert V. Deere                                                      Chief Financial Officer
Date                                                                     Name                                                                                      Title

______________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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